Ridgetech, Inc.

5th Floor, Building 6, No. 100, 18th Street, Baiyang Sub-district

Qiantang District, Hangzhou City, Zhejiang Province

People’s Republic of China, 310008

October 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ridgetech, Inc.

Withdrawal of Registration Statement on Form F-1

File No. 333-290522

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ridgetech, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form F-1 (File No. 333-290522) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on September 25, 2025.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Pursuant to paragraph (c) of Rule 477, the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 152 promulgated under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Yan Zhang of Norton Rose Fulbright US LLP at (628) 231-6821, or in his absence, Siyuan An at (213) 892-9354.

Sincerely,

Ridgetech, Inc.

By:	/s/ Ming Zhao
Name:	Ming Zhao
Title:	Interim Chief Executive Officer and Chief Financial Officer

cc:	Yan Zhang, Norton Rose Fulbright US LLP

Siyuan An, Norton Rose Fulbright US LLP